FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 20, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 75th /2012 ANNUAL MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME:  June 20, 2012, at 05:00 p.m., at Rua Hungria, 1400 – 5th floor, in the City of São Paulo, State of São Paulo. QUORUM: all members. PRESIDING OFFICERS:   Nildemar Secches, Chairman, Edina Biava, Secretary.1. Approval of Issuance of Bonds – As provided for in articles 18 and 19 of the Company’s By-Laws, (A) to approve the issuance by the Company, BRF- Brasil Foods S.A. - in relation to the issuance of bonds maturing on June 06, 2022, for placement in the international market, in the amount of US$ 250 million, which shall yield interest of 5.875% per year (yield maturity 5.50%) and shall be due and paid on a semester basis, on December 06 and June 06 of each year, starting on December 06, 2012, as approved by BRF on June 20, 2012 (“Offering”); (B) To approve the granting, by the Sadia S.A. (Sadia); (C) to ratify the Offering, pursuant to the provisions approved by BRF on June 20, 2012, at a price equivalent to 102,839% of the principal amount, including the sale of the bonuses to the underwriting institutions appointed in the Offering placement agreement (Purchase Agreement) and the resale of bonuses to qualified institutional investors resident and domiciled in the United States of America, in compliance with the registration exemption provided for in Rule 144A of the U.S. Securities Act of 1933 (“Securities Act”), and to investors resident and domiciled in countries other than the United States of America, in compliance with the registration exemption provided for in Regulation S of the Securities Act; and (D) to authorize the Company’s officers to take all measures and perform all acts required for the Offering and the granting of the guarantee hereby approved, including the execution of any documents, agreements and certificates required for formalization thereof, including but not limited to, (i) the Offering issuance deed (Indenture), and (ii) the Offering placement agreement (Purchase Agreement), as well as to ratify all acts performed by its officers until the date hereof. CLOSING:   These minutes were drawn-up, read, approved and signed by all those present. São Paulo, June 20, 2012. Nildemar Secches, Presidente; Paulo Assunção de Sousa, Vice-Presidente; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho.

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 20, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director